Exhibit 99.1

October 30, 2020

TESSCO Technologies Incorporated

Attn: Board of Directors

11126 McCormick Road

Hunt Valley, Maryland 21031

Members of the TESSCO Technologies Incorporated Board of Directors:

As you all should know, Paul Gaffney, Sandip Mukerjee and I have been attempting to reach an amicable and constructive resolution to the ongoing consent solicitation. From the outset of these communications with Paul and Sandip, I have worked in good faith to reach a mutually agreeable solution that would be in the best interests of shareholders.

Consistent with these efforts, after receiving an unrealistic proposal from Sandip on October 12th that essentially maintained the status quo, I promptly responded with a fair counter-proposal. Eleven days passed before receiving a response. In my opinion, it is disappointing that I had to wait nearly two weeks for a response. In fact, in multiple communications with Paul since I delivered the counter-proposal, Paul repeatedly ignored my requests for a response. Instead, he acted as though he never received the counter-proposal and instead requested that the company’s expensive and unnecessary director search firm have access to the fully-independent candidates that have been nominated – this after the Board had previously rejected them.

When I finally received a reply, the Board’s response to my counter-proposal was to offer no counter at all. Rather, the incumbent directors replied that the company would not agree to a settlement framework until the nominating committee speaks to the independent candidates. As a result, these directors have wholly ignored key aspects of my proposal, such as the need for directors who have lost the support of shareholders to resign, the adoption of a policy to permit greater shareholder involvement in director nominations and to undo the bylaw amendment that increased the vote requirement to call a special meeting from 25% to 50%.

Next, the directors doubled down on their contrived approach by individually contacting the independent candidates prior to responding to my counter-proposal. Actions such as this cause me to question whether the directors were ever acting in good faith to reach a constructive resolution in the first place. Instead of addressing the substance of my counterproposal, the Board seems to be intent on employing tactics in an attempt to appear constructive when it is clear they are committed to remaining the opposite.

You can imagine my reaction on Monday when I read the company’s letter attempting to appeal to shareholders using this same disingenuous tactic. To be clear, I support a board refreshment process, but not one that needlessly spends shareholder money when highly-qualified, independent candidates have already been identified at no cost to investors. Nor can I condone a governance process being appropriated by a Nominating Committee comprised of directors who face significant shareholder opposition.

This consent solicitation is not about gaining “control” of the board without a premium. There’s no reason a premium would ever be paid for a majority of board seats that are ultimately selected via the free will of the company’s shareholders through the democratic processes laid out in the company’s bylaws. The nominees named in the consent solicitation are independent of myself and, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders. Additionally, the nominees and I are determined to add two new directors to the board that will be nominated by shareholders owning at least 5% of the company, further enhancing shareholder representation.

Instead, this consent solicitation is about installing the right individuals with relevant experience who can implement the most effective operational and strategic plan to create the highest probability of successful long-term performance of the company. My plan affords that opportunity. Unlike the board’s current strategy, which has elicited what could hardly constitute “exceptional performance and shareholder returns”,1 my plan brings fresh faces and perspectives to the board and focuses attention on issues such as increasing shareholder representation on the board, improving the company’s profitability, restoring shareholder value and reducing the company’s debt — all of which this Board seems unable to accomplish.

Despite the directors’ persistent efforts to maintain the unacceptable status quo, I remain willing to work constructively towards an amicable solution in the best interest of shareholders, but only so long as the Board is willing to establish a constructive dialog and demonstrates a willingness to act in good faith. Otherwise, I am happy to let the shareholders decide who should be on the board.

Finally, I note that the company announced the sale of its retail business yesterday afternoon. We saw the 8-K that appeared on the SEC’s website this morning and expect the company will file the agreement for this deal no later than Tuesday, November 3 for the benefit of all shareholders and to promote transparency.

Regards,

/s/ Robert B. Barnhill, Jr.

1 Total shareholder return has plummeted 68% over the past five years, which includes dividends beginning on 9/24/15 and ending on 9/24/20, the day before the filing of my preliminary consent statement on Schedule 14A.